Exhibit 99.1

My name is Lauren Zakarian-Cogswell and I am a Director on the Masterworks acquisitions team.

I am pleased to announce our latest offering, a work by the American painter, Alex Katz. Known for his flattened style of portraiture that employs bold colors, Katz has long drawn inspiration from the visual language of billboards and television to develop a unique visual style that’s instantly recognizable.

With a major retrospective of Katz’s work currently on view at the Guggenheim museum in New York, we continue to see the artist’s cultural popularity rise in significance.

To provide investment quality offerings by the artist, our acquisitions team has reviewed over 200 examples of Katz’s works from around the world, many of which are priced in excess of $1 million. Of these examples, this is the fifth that we have selected to be offered on the Masterworks platform.

Entitled “xJxexaxnx xwxixtxhx xHxoxrxsxex,” the current offering was completed by the artist in 1976. The large-scale image is a characteristic example of Katz’s tightly-cropped portraiture and flattened landscapes. Furthermore, works by Katz from the 1970s are particularly desirable, representing four of the artist’s top five price records at auction.

As of December 2022, figurative, closely-cropped portraits executed in the 1970s, with compositions similar in scale to the Painting, have performed well at auction, selling in excess of $950,000. These works include: “Rackstraw and Pamela” (1976), which sold for $2.5 million at Sotheby’s, New York in May of 2022, and “The Light I” (1975), which sold for $951,000 at Sotheby’s, New York in May of 2018.

Between May 1985 and May 2022, auction sales of similar works to our offering have increased at an estimated annualized appreciation rate of 12.4%.